Exhibit 4.2

-One-	TuanChe Limited	-1-

INCORPORATED IN THE CAYMAN ISLANDS

SHARE CERTIFICATE

AUTHORISED CAPITAL : US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles.

This is to certify that	Of

is the registered holder of	Class A Ordinary Share(s)	fully paid and non-assessable,
subject to the rules and laws governing the administration of the Company

Given under the Common Seal of the said Company
This day of 20

The Common Seal of the Company was hereunto affixed in the presence of

Director